CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
HSBC USA Inc. Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index® due June 27, 2014	$9,243,180	$1,059.27

(1) Calculated in accordance with Rule 457 (r) of the Securities Act of 1933, as amended.

924,318 Units	Pricing Date	June 28, 2012
Leveraged Index Return Notes® Linked to the S&P	Settlement Date	July 6, 2012
500 Low Volatility Index®, due June 27, 2014	Maturity Date	June 27, 2014
$10 principal amount per unit

CUSIP No. 40433M724

Leveraged Index Return Notes® Linked to the S&P 500 Low
Volatility Index®

▪	Maturity of approximately two years

▪	Participation of 152% in any increases in the Index

▪	1-to-1 downside exposure to decreases in the Index, with 100% of the Original Offering Price at risk

▪	All payments at maturity subject to the credit risk of HSBC USA Inc.

▪	No interest payments

▪	No listing on any securities exchange

The notes are being issued by HSBC USA Inc. (“HSBC”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-5 of this term sheet and beginning on page S-9 of product supplement LIRN-2.

_________________________

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying product supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total
Public offering price(1)	$10.00	$9,243,180.00
Underwriting discount(1)	$0.20	$184,863.60
Proceeds, before expenses, to HSBC(1)	$9.80	$9,058,316.40

(1)	See as well “Supplement to the Plan of Distribution.”

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June 28, 2012

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

Summary

The Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014 (the “notes”) are our senior unsecured debt securities and are not a direct or indirect obligation of any third party. The notes are not deposit liabilities or other obligations of a bank and are not guaranteed or insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction. The notes will rank equally with all of our other senior unsecured debt. Any payments due on the notes, including any repayment of principal, depends on the credit risk of HSBC and its ability to satisfy its obligations as they come due. The notes provide you a leveraged return, if the Ending Value (as determined below) of the S&P 500 Low Volatility Index® (the “Index”) is greater than the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes.

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement LIRN-2 dated March 27, 2012:
http://www.sec.gov/Archives/edgar/data/83246/000114420412017416/v307215_424b2.htm

▪	Prospectus supplement dated March 22, 2012:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▪	Prospectus dated March 22, 2012:
http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Our Central Index Key, or CIK, on the SEC Website is 83246.

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the section indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement LIRN-2. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to HSBC.

Terms of the Notes		Redemption Amount Determination
Issuer:	HSBC USA Inc. (“HSBC”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Original Offering Price:	$10.00 per unit
Term:	Approximately two years
Market Measure:	The S&P 500 Low Volatility Index® (Bloomberg symbol: “SP5LVI”), a price return index
Starting Value:	4,362.26
Ending Value:	The average of the closing levels of the Market Measure on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described on page S-20 of product supplement LIRN-2.
Threshold Value:	4,362.26 (100% of the Starting Value)
Maturity Valuation Period:	June 18, 2014, June 19, 2014, June 20, 2014, June 23, 2014 and June 24, 2014
Participation Rate:	152%
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and HSBC, acting jointly
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-13.

Leveraged Index Return Notes®	TS-2

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪     You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

▪     You accept that your investment will result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪     You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪     You are willing to forgo dividends or other benefits of owning the stocks included in the Index.

▪     You are willing to accept that a secondary market is not expected to develop for the notes, and understand that the market prices for the notes, if any, may be less than the Original Offering Price and will be affected by various factors, including our actual and perceived creditworthiness, and the fees charged, as described on page TS-2.

▪     You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪     You believe that the Index level will decrease from the Starting Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪     You seek 100% return of principal at maturity.

▪     You seek interest payments or other current income on your investment.

▪     You want to receive dividends or other distributions paid on the stocks included in the Index.

▪     You seek an investment for which there will be a liquid secondary market.

▪     You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Hypothetical Payout Profile

Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 152% and a Threshold Value of 100% of the Starting Value. The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only.

Leveraged Index Return Notes®	TS-3

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Threshold Value, Ending Value, and the term of your investment.

The following table is based on a Starting Value and Threshold Value of 100, and the Participation Rate of 152% per unit. It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes. The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
50.00	-50.00%	$5.00	-50.00%
60.00	-40.00%	$6.00	-40.00%
70.00	-30.00%	$7.00	-30.00%
85.00	-15.00%	$8.50	-15.00%
90.00	-10.00%	$9.00	-10.00%
96.00	-4.00%	$9.60	-4.00%
98.00	-2.00%	$9.80	-2.00%
100.00(1) (2)	0.00%	$10.00	0.00%
110.00	10.00%	$11.52	15.20%
120.00	20.00%	$13.04	30.40%
130.00	30.00%	$14.56	45.60%
140.00	40.00%	$16.08	60.80%
150.00	50.00%	$17.60	76.00%

(1)	This is the hypothetical Threshold Value.

(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only. The actual Starting Value is 4,362.26, which was the closing level of the Market Measure on the pricing date.

For recent actual levels of the Market Measure, see “The Index” section below. The Index is a price return index and as such, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Redemption Amount Calculation Examples

Example 1

The Ending Value is 70, or 70% of the Starting Value:

Starting Value:	100
Ending Value:	70
Threshold Value:	100

Redemption Amount per unit

Example 2

The Ending Value is 110, or 110% of the Starting Value:

Starting Value:	100
Ending Value:	110
Threshold Value:	100

Redemption Amount per unit

Leveraged Index Return Notes®	TS-4

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

Risk Factors

We urge you to read the section “Risk Factors” in the product supplement and in the accompanying prospectus supplement. Investing in the notes is not equivalent to investing directly in the Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, with respect to the notes in light of your particular financial and other circumstances and the information set forth in this term sheet and the accompanying product supplement, prospectus supplement and prospectus.

In addition to the risks in the product supplement identified below, you should review “Risk Factors” in the accompanying prospectus supplement, including the explanation of risks relating to the notes described in the section “— Risks Relating to All Note Issuances.”

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk.

▪	Your investment return may be less than a comparable investment directly in the Market Measure, or the components included in the Market Measure.

▪	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

▪	Commissions, fees and hedging costs as described on page TS-13 may affect the price at which you will be able to sell the notes in secondary market transactions.

▪	We cannot assure you that a trading market for your notes will ever develop or be maintained. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

▪	The Redemption Amount will not reflect changes in the value of the Market Measure prior to the Maturity Valuation Period.

▪	The publisher of the Market Measure may adjust the Market Measure (or the S&P 500® Index, from which the Market Measure is derived) in a way that affects its value, and the Market Measure publisher has no obligation to consider your interests.

▪	If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

▪	Purchases and sales by us, MLPF&S and our respective affiliates of the securities represented by the Index may affect your return.

▪	Our trading and hedging activities, and those of MLPF&S, may create conflicts of interest with you.

▪	Our hedging activities, and those of MLPF&S, may affect your return on the notes and their market value.

▪	There may be potential conflicts of interest involving the calculation agent. We may appoint and remove the calculation agent.

▪	The notes are not insured by any governmental agency of the United States or any other jurisdiction.

▪	You will have no rights as a security holder, you will have no rights to receive any of the securities represented by the Market Measure, and you will not be entitled to dividends or other distributions by the issuers of these securities.

▪	Except to the extent that the common stock of Bank of America Corporation (the parent corporation of MLPF&S) is included in the Market Measure, we and MLPF&S do not control any company included in the Market Measure and are not responsible for any disclosure made by any other company.

▪	Our business activities and those of MLPF&S relating to the companies represented by the Market Measure may create conflicts of interest with you.

▪	The U.S. federal income tax consequences of the notes are uncertain and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page S-33 of product supplement LIRN-2.

Leveraged Index Return Notes®	TS-5

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

Additional Risk Factors

The Index may not mitigate the effects of volatility.

While the Index has been designed in part to mitigate the effects of volatility, there is no assurance that it will be successful in doing so. It is also possible that the features of the Index designed to address the effects of volatility will instead adversely affect the return of the Index and, consequently, the return on the notes. For example, since the Index is designed to measure the performance of large capitalization stocks with less volatility, it is possible that the return on the notes will be less than the return on an index that is not so designed.

The Index has limited actual historical information.

The Index was created in April 2011. The Index sponsor has published limited actual information about how the Index would have performed had it been calculated in the past. Because the Index is of recent origin and limited actual historical performance data exists with respect to it, your investment in the notes may involve a greater risk than investing in securities linked to one or more indices with a more established record of performance.

Leveraged Index Return Notes®	TS-6

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

The Index

General

We have derived all information relating to the Index and the S&P 500® Index including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources.  That information reflects the policies of and is subject to change by S&P.  S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Index at any time.

S&P Publishes the Index

The Index is published by S&P Indices (“S&P”), and is a subset of the S&P 500® Index. The Index has been calculated since April 20, 2011 and measures the performance of the 100 least volatile stocks in the S&P 500® Index. For purposes of the Index, “Volatility” is defined as the standard deviation of a stock’s daily price returns over the prior 252 trading days. Index Constituents are weighted relative to the inverse of their corresponding volatility, with the least volatile stocks receiving the highest weights. The Index is designed to serve as a benchmark for low volatility or low variance strategies in the U.S. stock market, and S&P may from time to time, in its sole discretion, add companies to or delete companies from the Index to achieve these objectives. Changes in the Index are reported daily in the financial pages of many major newspapers, on Bloomberg L.P. under the symbol “SP5LVI” and on S&P’s website. Information contained in S&P’s website is not incorporated by reference in, and should not be considered a part of, this term sheet. The Index does not reflect the payment of dividends on the stocks included in the Index and therefore the payment on the notes will not produce the same return you would receive if you were able to purchase those underlying stocks.

Index Methodology

The methodology employs a volatility driven weighting scheme, using the divisor methodology used in all of S&P’s equity indices. There are two steps in the creation of the Index. The first is the selection of the companies; the second is the weighting of the index constituents. To be eligible for inclusion into the Index, stocks must first become constituents in the S&P 500® Index and must have traded on all 252 trading days in the 12 months prior to the rebalancing reference date.

The selection of constituents included in the Index is done as follows: (1) using available price return data for the trailing 252 trading days leading up to each index rebalancing reference date, the volatilities of the eligible securities are calculated; and (2) constituents are, then, ranked in ascending order based on the inverse of the realized volatility. The top 100 securities with the least volatility form the Index.

As of the May 2012 rebalancing, the sector weightings in the Index were as follows: Consumer Discretionary: 7.56%, Consumer Staples: 29.39%, Energy: 1.71%, Financials: 2.46%, Healthcare: 11.75%, Industrials: 5.79%, Information Technology: 4.64%, Materials: 1.82%, Telecommunication Services: 3.84% and Utilities: 31.05%.

The Index is calculated by means of the divisor methodology used in all S&P’s equity indices. The index value is simply the index market value divided by the index divisor. In order to maintain index continuity, S&P also adjusts the divisor at the rebalancing. The Index is rebalanced after the close on the third Friday of each February, May, August and November using market data as of the last trading day of every January, April, July and October. The constituents’ shares are calculated using closing prices on the second Friday of the rebalancing month as the reference price. Index share amounts are calculated and assigned to each stock to arrive at the weights determined on the reference date. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each stock at the rebalancing will differ from these weights due to market movements.

Type of Corporate Action	Comments	Divisor Adjustment

Spin-off	Spin off companies are not added to the Index. See below for more information.	See below

Rights Offering	The price is adjusted to the price of the parent company minus (the price of the rights offering/rights ratio). Index shares change so that the company’s weight remains the same as its weight before the rights offering.	No

Stock Split	Index shares are multiplied by and the price is divided by the split factor.	No

Share Issuance or Share Repurchase	None. Actual shares outstanding of the company play no role in the daily index calculation.	No

Special Dividend	The price of the stock making the special dividend payment is reduced by the per share special	Yes

Leveraged Index Return Notes®	TS-7

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

dividend amount after the close of trading on the day before the dividend ex-date.

Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the S&P 500® Index	The stock is removed from the Index. This will cause the weights of the rest of the stocks in the index to change proportionately. Additions are made to the Index only at the time of the quarterly rebalancing.	Yes

Spin-offs are never added to the Index and there is no weight change to the parent stock. The price of the parent company is adjusted to the price of the parent company minus (the price of the spun-off company/share exchange ratio). Index shares change so that the company’s weight remains the same as its weight before the spin-off. There is no index divisor change. When the price of the spin-off is not known, the spun-off company is added to the Index at a zero price. Once the spun-off company trades, the company is removed from the Index, and the index divisor is adjusted to allow the weight of the spun-off entity to be reinvested into the Index.

S&P Publishes the S&P 500® Index

The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement.  The calculation of the level of the S&P 500® Index, discussed below in further detail, is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which S&P uses as an assumed model for the composition of the total market.  S&P may from time to time in its sole discretion, add companies to or delete companies from, the S&P 500® Index to achieve these objectives.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.  Ten main industry groups comprise the Index:  Information Technology, Financials, Consumer Staples, Health Care, Energy, Industrials, Consumer Discretionary, Utilities, Materials and Telecommunication Services.

Computation of the S&P 500® Index

Prior to March 2005, the Market Value of a component stock was calculated as the product of the market price per share and the total number of outstanding shares of the component stock.  In March 2004, S&P announced that it would transition the S&P 500® Index to float adjusted market capitalization weights.  The transition began in March 2005 and was completed in September 2005.  S&P’s criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment.  However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its Market Value).  Currently, S&P calculates the S&P 500® Index based on the total float-adjusted market capitalization of each component stock, where each stock’s weight in the S&P 500® Index is proportional to its float-adjusted Market Value.

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares.  S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•	holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float.  In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float adjusted count of shares to be used in the index calculation.  Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding.  The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by an index divisor (the “Divisor”).  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

Leveraged Index Return Notes®	TS-8

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

As of the date of this term sheet, the S&P 500® Index is also calculated using a base-weighted aggregate methodology:  the level of the S&P 500® Index reflects the total Market Value of all the component stocks relative to the index base period of 1941-43.  The daily calculation of the S&P 500® Index is computed by dividing the Market Value of the S&P 500® Index component stocks by a Divisor, which is adjusted from time to time as discussed below.

The simplest capitalization weighted index can be thought of as a portfolio consisting of all available shares of the stocks in the index.  While this might track this portfolio’s value in dollar terms, it would probably yield an unwieldy number in the trillions.  Therefore, the actual number used in the index is scaled to a more easily handled number, currently in the thousands, by dividing the portfolio Market Value by the Divisor.

Ongoing maintenance of the S&P 500® Index includes monitoring and completing the adjustments for additions and deletions of the constituent companies, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.  Continuity in the level of the S&P 500® Index is maintained by adjusting the Divisor for all changes in the S&P 500® Index constituents’ share capital after the base period of 1941-43 with the level of the S&P 500® Index as of the base period set at 10.  Some corporate actions, such as stock splits and stock dividends do not require Divisor adjustments because following a stock split or stock dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the component stock.  All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index also require a Divisor adjustment.  By adjusting the Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant.  This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index.  All Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the S&P 500® Index.  As noted in the preceding  paragraph, some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Divisor adjustments.

The table below summarizes the types of index maintenance adjustments and indicates whether or not a Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment

Company added/deleted	Net change in market value determines Divisor adjustment.	Yes

Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back—share counts revised to reflect change.	Yes

Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No

Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in Index Market Value (i.e., the value of the spun-off unit).	Yes

Spin-off	Spun-off company added to the S&P 500® Index, no company removed from the S&P 500® Index.	No

Spin-off	Spun-off company added to the S&P 500® Index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes

Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The Divisor change reflects the change in market value caused by the change to an IWF.	Yes

Special dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in the S&P 500® Index Market Value.	Yes

Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor	Yes

Leveraged Index Return Notes®	TS-9

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.

Each of the corporate events exemplified in the table requiring an adjustment to the Divisor has the effect of altering the Market Value of the component stock and consequently of altering the aggregate Market Value of the index component stocks (the “Post-Event Aggregate Market Value”).  In order that the level of the S&P 500® Index (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Divisor (“New Divisor”) is derived as follows:

Post-Event Aggregate Market Value	=	Pre-Event Index Value
New Divisor

New Divisor	=	Post-Event Aggregate Market Value
Pre-Event Index Value

Another large part of the S&P 500® Index maintenance process involves tracking the changes in the number of shares outstanding of each of the companies whose stocks are included in the S&P 500® Index.  Four times a year, on the third Friday of the last month of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding and then the Index Divisor is adjusted accordingly.  In addition, changes in a company’s shares outstanding of 5% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible.  Other changes of 5% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are announced on Wednesdays for implementation after the close of trading on the following Wednesday.  If a 5% or more change causes a company’s IWF to change by 5 percentage points or more (for example from 0.80 to 0.85), the IWF will be updated at the same time as the share change, except IWF changes resulting from partial tender offers will be considered on a case-by-case basis.  Changes to an IWF of less than 5 percentage points are implemented at the next IWF review, which occurs annually.  In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

Leveraged Index Return Notes®	TS-10

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

The following graph sets forth the daily hypothetical back-tested performance of the Index from June 28, 2007 through April 19, 2011, and the daily historical performance of the Index from April 20, 2011 through the pricing date. The Index has only been calculated since April 20, 2011. The hypothetical back-tested performance of the Index set forth in the following graph was calculated using the selection criteria and methodology employed to calculate the Index since its inception on April 20, 2011. However, hypothetical back-tested Index data reflects the application of that methodology in hindsight. The hypothetical back-tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data in forecasting future Index performance. Because the Index is a price return index, and not a total return index, the data presented below does not reflect the payment of dividends. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Index was 4,362.26.

The hypothetical back-tested and actual historical data is not necessarily indicative of the future performance of the Index or what the value of the notes may be. Any hypothetical or historical upward or downward trend in the level of the Index during any period set forth above is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the notes.

The tables below are a comparison of the 1997 through 2011 annual returns and the 1, 3, 5, 10, 15 and 20 year annualized returns and standard deviations for the Index and the S&P 500® Index. The Index has only been calculated since April 20, 2011. Accordingly, while the hypothetical tables set forth below are based on the selection criteria and methodology described above, the Index was not actually calculated and published prior to April 20, 2011. The hypothetical back-tested and actual historical performance is not necessarily an indication of future results. Because the Index is a price return index, and not a total return index, the return data presented below does not reflect the payment of dividends.

Annual Returns
	S&P 500 Low Volatility Index®	S&P 500® Index
1997	26.27%	31.01%
1998	4.80%	26.67%
1999	-10.72%	19.53%
2000	20.68%	-10.14%
2001	1.54%	-13.04%
2002	-9.83%	-23.37%
2003	19.43%	26.38%
2004	14.38%	8.99%
2005	-0.67%	3.00%

Leveraged Index Return Notes®	TS-11

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

2006	16.49%	13.62%
2007	-2.16%	3.53%
2008	-23.61%	-38.49%
2009	15.52%	23.45%
2010	9.79%	12.78%
2011	10.88%	0.00%

Annualized Return Data as of December 31, 2011
	S&P 500 Low Volatility Index	S&P 500® Index
1 Yr.	10.88%	0.00%
3 Yrs.	12.04%	11.66%
5 Yrs.	1.00%	-2.38%
10 Yrs.	4.12%	0.92%
15 Yrs.	5.30%	3.59%
20 Yrs.	6.36%	5.67%

Annualized Standard Deviation as of December 31, 2011(1)

	S&P 500 Low Volatility Index	S&P 500® Index
1 Yr.	8.78%	15.97%
3 Yrs.	11.88%	19.00%
5 Yrs.	12.87%	18.91%
10 Yrs.	10.77%	15.93%
15 Yrs.	12.14%	16.59%
20 Yrs.	11.33%	15.01%

(1)	In this table, “standard deviation” refers to the average percentage by which the monthly closing level of the relevant index is above or below its average monthly closing level.

Before investing in the notes, you should consult publicly available sources for the levels of the Index.

License Agreement

HSBC has entered into a license agreement providing for the license to it, in exchange for a fee, of the right to use indices owned and published by S&P in connection with some products, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general stock market performance. S&P's and its third party licensor’s only relationship to HSBC USA Inc. is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the SPX which is determined, composed and calculated by S&P or its third party licensors without regard to HSBC USA Inc. or the notes. S&P and its third party licensors have no obligation to take the needs of HSBC USA Inc. or the owners of the notes into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NEITHER STANDARD & POOR’S, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. STANDARD & POOR’S, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL STANDARD & POOR’S, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are trademarks of Standard and Poor’s and have been licensed for use by HSBC USA Inc.

Leveraged Index Return Notes®	TS-12

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

Supplement to the Plan of Distribution

We will deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these market-making transactions; however it is not obligated to engage in any such transactions. The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding HSBC or for any purpose other than that described in the immediately preceding sentence.

Role of MLPF&S

MLPF&S will participate as selling agent in the distribution of the notes. Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. In connection with hedging our obligations under the notes, we will enter into a hedge transaction with an affiliate of MLPF&S, which will include a charge of up to $0.075 per unit representing an estimated profit credited to MLPF&S through the hedge transaction. The public offering price you pay for the notes includes this charge and the underwriting discount. This charge and fee reduce the economic terms of the notes. In arranging the hedge transaction for the notes, MLPF&S seeks competitive terms from third parties, which could include one of our affiliates. Additional profits and losses may be realized by the hedge providers from these hedging transactions. For further information regarding how these fees and hedging costs may affect the price at which you will be able to sell the notes in secondary market transaction and conflicts of interest, see “Risk Factors―General Risks Relating to LIRNs” beginning on page S-9 and “Use of Proceeds” on page S-18 of product supplement LIRN-2.

Leveraged Index Return Notes®	TS-13

Leveraged Index Return Notes® Linked to the S&P 500 Low Volatility Index®, due June 27, 2014

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:

▪	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.

▪	You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as pre-paid forward contracts or executory contracts with respect to the Index.

▪	Under this characterization and tax treatment of the notes, a U.S. Holder (as defined in product supplement LIRN-2) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

▪	No assurance can be given that the IRS or any court will agree with this characterization and tax treatment.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-33 of product supplement LIRN-2.

Validity of the Notes

In the opinion of Sidley Austin llp, as counsel to the Issuer, when the notes offered by this term sheet have been executed and issued by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Issuer, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 22, 2012, which has been filed as Exhibit 5.3 to the Issuer’s registration statement on Form S-3 filed with the Securities and Exchange Commission on March 22, 2012.

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent corporation of MLPF&S.

Leveraged Index Return Notes®	TS-14